================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)
                             -----------------------

                            CHORDIANT SOFTWARE, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    170404107
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                 AUGUST 31, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

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170404107                                                          Page  2 of 15
-----------------------------                   -------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [X]
                                                                (b)  [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       8,452,424
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        8,452,424
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,452,424
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                   -------------------------------
170404107                                                          Page  3 of 15
-----------------------------                   -------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 42, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [X]
                                                                (b)  [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       8,452,424
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        8,452,424
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,452,424
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                   -------------------------------
170404107                                                          Page  4 of 15
-----------------------------                   -------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 48, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [X]
                                                                (b)  [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       8,452,424
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        8,452,424
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,452,424
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                   -------------------------------
170404107                                                          Page  5 of 15
-----------------------------                   -------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 52, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [X]
                                                                (b)  [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       8,452,424
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        8,452,424
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,452,424
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                   -------------------------------
170404107                                                          Page  6 of 15
-----------------------------                   -------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 57, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [X]
                                                                (b)  [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       8,452,424
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        8,452,424
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,452,424
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                   -------------------------------
170404107                                                          Page  7 of 15
-----------------------------                   -------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [X]
                                                                (b)  [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       8,452,424
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        8,452,424
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,452,424
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                   -------------------------------
170404107                                                          Page  8 of 15
-----------------------------                   -------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [X]
                                                                (b)  [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       8,452,424
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        8,452,424
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,452,424
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                   -------------------------------
170404107                                                          Page  9 of 15
-----------------------------                   -------------------------------


ITEM 1.  SECURITY AND ISSUER.

                  This Amendment No. 2 to Schedule 13D is filed by the

undersigned to amend and supplement the Schedule 13D, dated as of April 4, 2001,

as amended by Amendment No. 1 thereto, dated as of August 29, 2001, with respect to the shares of common stock, par value $0.001 per share (the "Common Stock"),

of Chordiant Software, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 20400 Stevens Creek

Boulevard, Suite 400, Cupertino, CA 95014.

ITEM 2.  IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and restated in its entirety as

follows:

                  This statement is being filed by a group, as defined in Rule

13d-5 of the General Rules and Regulations under the Securities Exchange Act of

1934, as amended. The members of the group are General Atlantic Partners, LLC, a

Delaware limited liability company ("GAP"), General Atlantic Partners 42, L.P.,

a Delaware limited partnership ("GAP 42"), General Atlantic Partners 48, L.P., a

Delaware limited partnership ("GAP 48"), General Atlantic Partners 52, L.P., a

Delaware limited partnership ("GAP 52"), General Atlantic Partners 57, L.P., a

Delaware limited partnership ("GAP 57"), GAP Coinvestment Partners, L.P., a New

York limited partnership ("GAPCO"), and GAP Coinvestment Partners II, L.P., a

Delaware limited partnership ("GAPCO II" and, collectively with GAP, GAP 42, GAP

48, GAP 52, GAP 57 and GAPCO, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons

is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of each of GAP 42, GAP 48, GAP 52 and GAP 57 is GAP. The

-----------------------------                   -------------------------------
170404107                                                          Page 10 of 15
-----------------------------                   -------------------------------


managing members of GAP are Steven A. Denning, Peter L. Bloom, Mark F. Dzialga,

Erik Engstrom, Klaus Esser, David C. Hodgson, William O. Grabe, William E. Ford,

Braden R. Kelly, Rene M. Kern, Clifton S. Robbins, Matthew Nimetz, Franchon M.

Smithson, Tom C. Tinsley, Florian Wendelstadt and John Wong (collectively, the

"GAP Managing Members"). Mr. Ford is a director of the Company. The GAP Managing

Members (other than Mr. Esser) are also the general partners of GAPCO and GAPCO

II. The business address of each of the GAP Managing Members (other than Messrs.

Esser, Kelly, Kern, Wendelstadt and Wong) is 3 Pickwick Plaza, Greenwich,

Connecticut 06830. The business address of Mr. Esser is Koenigsallee 88, 40212,

Duesseldorf, Germany. The business address of Messrs. Kern and Wendelstadt is 83

Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. The business address of

Mr. Kelly is 630 Hansen Way, Palo Alto, California 94304. The business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center, Singapore 048621. The

present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members, other than

Messrs. Engstrom, Esser, Kern, Wendelstadt and Wong, is a citizen of the United

States. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr.

Engstrom is a citizen of Sweden; and Mr. Wong is citizen of Singapore.

                  None of the Reporting Persons and none of the above

individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such Reporting Person or individual being subject to a judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

-----------------------------                   -------------------------------
170404107                                                          Page 11 of 15
-----------------------------                   -------------------------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The aggregate amount of funds required by the Reporting

Persons to purchase 2,421,875 shares of Common Stock was $6,660,156.25. The funds used to purchase such Common Stock were obtained from contributions from partners.


ITEM 4.  PURPOSE OF TRANSACTION.

                  Unchanged.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as

follows:

                  (a)      As of August 31, 2001, GAP, GAP 42, GAP 48, GAP 52,

GAP 57, GAPCO and GAPCO II each own of record no shares of Common Stock,

2,818,400 shares of Common Stock, 286,267 shares of Common Stock, 932,185 shares of Common Stock, 2,901,173 shares of Common Stock, 677,039 shares of Common

Stock and 837,360 shares of Common Stock, respectively, or 0%, 5.3%, 0.5%, 1.8%,

5.5%, 1.3% and 1.6%, respectively, of the Company's issued and outstanding shares of Common Stock. In addition, as of the date hereof, each of GAP 52 and

GAPCO II owns warrants to purchase 153,045 shares of Common Stock and 34,455 shares of Common Stock, respectively or 0.3% and 0.1%, respectively, of the

Company's issued and outstanding shares of Common Stock.

                  By virtue of the fact that the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO and GAPCO II, and that GAP is the general partner of GAP 42, GAP 48, GAP 52 and GAP 57, the Reporting Persons may

be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 8,452,424 shares of

-----------------------------                   -------------------------------
170404107                                                          Page 12 of 15
-----------------------------                   -------------------------------


Common Stock or 16.0% of the Company's issued and outstanding shares of Common

Stock.

                  (b)      Each of the Reporting Persons has the shared power to

direct the vote and the shared power to direct the disposition of the 8,452,424 shares of Common Stock that may be deemed to be owned beneficially by each of them.

                  (c)      Pursuant to the Securities Purchase Agreement, dated

August 31, 2001 (the "Securities Purchase Agreement"), among EDS/SHL Corporation

("EDS"), GAP 57 and GAPCO II, GAP 57 agreed to purchase from the EDS an aggregate of 1,986,223 shares of Common Stock, at $2.75 per share, for an aggregate purchase price of $5,462,113.25 and GAPCO II agreed to purchase from

EDS an aggregate of 435,652 shares of Common Stock, at $2.75 per share, for an aggregate purchase price of $1,198,043.00. The foregoing summary of the

Securities Purchase Agreement is qualified in its entirety by reference to

Exhibit 2 hereto, which is incorporated herein by reference.

                  (d)      No person other than the persons listed is known to

have the right to receive or the power to direct the receipt of dividends from,

or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  Item 6 is hereby amended by adding the following thereto:

                  As described in Item 5(c) above, pursuant to the Securities

Purchase Agreement, GAP 57 agreed to purchase from EDS an aggregate of 1,986,223 shares of Common Stock, at $2.75 per share, for an aggregate purchase price of

$5,462,113.25 and

-----------------------------                   -------------------------------
170404107                                                          Page 13 of 15
-----------------------------                   -------------------------------


GAPCO II agreed to purchase from EDS an aggregate of 435,652 shares of Common

Stock, at $2.75 per share, for an aggregate purchase price of $1,198,043.00.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                  Exhibit 2: Securities Purchase Agreement, dated August 31, 2001, among EDS, GAP 57 and GAPCO II.

                  Exhibit 3: Power of Attorney dated January 3, 2001 appointing Thomas J. Murphy Attorney-In-Fact for GAP, incorporated by reference to
                                    Schedule 13D filed with the Securities and Exchange Commission on April 4, 2001.

                  Exhibit 4: Power of Attorney dated January 3, 2001 appointing Thomas J. Murphy Attorney-In-Fact for GAPCO, incorporated by reference to
                                    Schedule 13D filed with the Securities and Exchange Commission on April 4, 2001.

                  Exhibit 5: Power of Attorney dated January 3, 2001 appointing Thomas J. Murphy Attorney-In-Fact for GAPCO II, incorporated by reference to
                                    Schedule 13D filed with the Securities and Exchange Commission on April 4, 2001.

-----------------------------                   -------------------------------
170404107                                                          Page 14 of 15
-----------------------------                   -------------------------------

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.

Dated as of August 31, 2001.


                                   GENERAL ATLANTIC PARTNERS, LLC

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 42, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 48, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 52, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 57, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact

-----------------------------                   -------------------------------
170404107                                                          Page 15 of 15
-----------------------------                   -------------------------------


                                   GAP COINVESTMENT PARTNERS, L.P.

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GAP COINVESTMENT PARTNERS II, L.P.

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact